GLOBAL MACRO TRUST

C/O MILLBURN RIDGEFIELD CORPORATION

55 WEST 46TH STREET, 31ST FLOOR

NEW YORK, NEW YORK 10036

April 29, 2019

Ms. Erin Martin

Legal Branch Chief

Mr. Joshua Lobert

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Global Macro Trust (the “Trust”) Amendment No. 1 to the Registration
Statement on Form S-1 (File No. 333-229651)

Dear Ms. Martin and Mr. Lobert:

We hereby request that the effective date for the Trust’s Registration Statement (File No. 333-229651) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on April 30, 2019 at 5:00 pm or as soon as practicable thereafter.

Very truly yours,

GLOBAL MACRO TRUST

By:	Millburn Ridgefield Corporation,
its Managing Owner

By:	/s/ Gregg Buckbinder

Name: Gregg Buckbinder
Title: President